UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

As previously disclosed, on January 29, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), received a delisting determination letter from The Nasdaq Stock Market LLC (“Nasdaq”) due to failure to comply with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2).

The Company requested a hearing before a Nasdaq Hearings Panel (the “Panel”). Following the hearing before the Panel, at which the Company outlined its plan of compliance. The Company received a letter, dated March 28, 2025 (the “Letter”) from Nasdaq notifying the Company that the Panel has concluded that the Company has regained compliance with the Listing Rules of The Nasdaq Stock Market. The Letter stated that the Company will remain on a Discretionary Panel Monitor, pursuant to Listing Rule 5815(d)(4)(A), for a one-year period from the date of the Letter. If, within that one-year monitoring period, the Panel or the Listing Qualifications Department (the “Staff”) finds the Company fails any Nasdaq continued listing standard, the Company will not be permitted to provide the Staff with a plan of compliance with respect to such deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency, nor will the Company be afforded an applicable cure or compliance period. Rather, the Staff will issue a delisting determination letter.

On April 3, 2025, the Company issued a press release announcing its receipt of the Letter. A copy of that press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

Entered into a Securities Purchase Agreement

On April 2, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a purchaser listed on the signature page thereto (the “Purchaser”), in connection with the issuance and sale (the “Private Placement”) of an aggregate of 452,128 Class A shares, par value US$1.0 per share, of the Company (the “Class A Shares”) at $3.76 per share for an aggregate of purchase price of $1,700,000.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchaser, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of that agreement, the form of which is attached hereto as Exhibit 10.1.

The sale of the Class A Shares is being made pursuant to the provisions of Regulation S promulgated under the Securities Act.

The parties anticipated closing the Private Placement on or before April 15, 2025. The Company intends to use the net proceeds from the Private Placement for future mergers and acquisitions and working capital purposes.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
10.1	Form of Securities Purchase Agreement by and between the Company and the Purchaser listed on the signature pages thereto
99.1	Press Release issued by the Company on April 3, 2025
104	Cover Page Interactive Data File (formatted as inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: April 3, 2025	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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